FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 11, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice, dated 11 June, 2004



11 June 2004



                               British Energy plc



SECTION 198 - UK COMPANIES ACT 1985 - British Energy plc ("the Company")



The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and RBSG International Holdings Limited have advised the Company that pursuant to Section 198 of the Companies Act 1985 (the Act) that:


1. This notification relates to the ordinary GB Pence 44.65 share capital of British Energy plc.



2. The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and RBSG International Holdings Limited no longer have a notifiable interest (within the meaning of Section 199(2) of the Act) in shares comprised in the share capital.



3. However, National Westminster Bank plc continue to have an interest in 573 shares but have not come under an obligation to make a disclosure as defined under Section 199 of the Act.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 11, 2004                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations